UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 22 May, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 21 May 2024: Changes to Sasol Limited Board of Directors

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

CHANGES TO SASOL LIMITED BOARD OF DIRECTORS

In compliance with para 3.59 of the JSE Listings Requirements and para 6.39 of the JSE Debt Listings Requirements, shareholders and noteholders are advised of the following changes to the board of directors of the Company (the Board) in accordance with the Company's nomination and succession plan for directors and the chairman:

1. **Appointment of independent non-executive director**

Mr David G P Eyton has been appointed as a non-executive director of Sasol with effect from 1 September 2024. Mr Eyton satisfies the independence requirements for directors under applicable requirements in South Africa and the United States. David will also join the Company's Capital Investment, Safety, Social and Ethics and Remuneration Committees.

David held various positions at BP Plc between 1982 and 2022. He has extensive experience in the oil and gas sector, having held various business and functional leadership roles. He provided leadership in BP's energy transition and managed BP's digital and operating management systems, corporate venture capital and research and development functions.

David has been the chairman and trustee of the John Lyons Foundation since 2016 and serves on the board of the UK Royal Academy of Engineering.

David holds a BA Engineering degree from the University of Cambridge. He is a fellow of The Royal Academy of Engineering, the Institute of Materials, Minerals and Mining and the United Kingdom Institute of Directors.

The Chairman of the Sasol Board (Chairman), Mr Steve Westwell, said: "We are pleased to welcome a person of David's calibre to the Sasol Board. His background in energy transition and digital technologies will be valuable to Sasol as we progress our transition."

2. **Retirement of chairman of the Remuneration Committee**

Ms Mpho Nkeli has decided to retire as non-executive director and chairman of the Remuneration Committee of Sasol on 31 August 2024.

The Chairman said: "Mpho enabled the Board to consciously take account of the competing interests of the diverse stakeholders of Sasol, in carving out and implementing a remuneration philosophy and policy that sought to balance the interests of employees and investors in pursuit of a sustainable Sasol. We wish her well in her future endeavours."

Mr Timothy Cumming, appointed as a director with effect from 1 June 2024, will take over as chairman of the Remuneration Committee on 1 September 2024. Tim has been appointed as a member of the Capital Investment, Remuneration and Safety, Social and Ethics Committees with effect from 1 June 2024. The Board is satisfied that his remuneration oversight experience in the South African market will stand him in good stead as chairman of the Remuneration Committee.

3. Retirement of chairman and appointment of interim chairman

Mr Steven Westwell retires as non-executive director and Chairman on 1 June 2024 when he reaches the twelfth anniversary of his appointment to the Sasol Board. Ms Muriel Dube, Sasol's Lead Independent Director (LID), said: "The Board expresses its gratitude and appreciation for the immense contribution made by Steve on the Board and its Committees, including on statutory committees. In addition to serving as LID, Steve most ably led the Board's oversight on capital investments in his capacity as chairman of the Capital Investment Committee. He also recently presided successfully over the succession of the President and Chief Executive Officer of the Company and the filling of two vacancies on the Board. Steve's expertise, wisdom and experience will be sorely missed."

Muriel Dube, in her capacity as LID, will carry out the responsibilities of the Chairman of the Board until the appointment of the Chairman is made. In particular, Muriel will bring to completion the Chairman succession process currently underway.

21 May 2024
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (a division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 May 2024

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary